Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

CONTENTS

Supplement to Joint Proxy Statement/Prospectus for Extraordinary Shareholder Meeting

On August 23, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) published a press release serving as notice of its upcoming extraordinary general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time)/8:00 a.m. (Eastern time) on Thursday, September 28, 2023, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The notice was attached as Exhibit 99.1 to Stratasys’ Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), which was furnished to the Securities and Exchange Commission (the “SEC”) on August 23, 2023. Stratasys’ shareholders of record as of the close of business on Thursday, August 24, 2023 are entitled to vote at the Meeting.

As described in the notice, at the Meeting, Stratasys will present to its shareholders, among other matters, a proposal to approve certain matters to be effected in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated May 25, 2023, by and among Stratasys, Tetris Sub Inc., a wholly-owned subsidiary of Stratasys, and Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Desktop Metal (the “Merger”), with Desktop Metal surviving as a direct, wholly-owned subsidiary of Stratasys, and with Desktop Metal’s shareholders receiving 0.123 Stratasys ordinary shares in exchange for each share of Desktop Metal common stock held by them.

On August 28, 2023, Stratasys filed with the SEC, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), and began mailing to its shareholders of record as of the record date for the Meeting, a joint proxy statement/prospectus (the “proxy statement/prospectus”) that serves as Stratasys’ proxy statement for the Meeting. The proxy statement/prospectus also serves as a proxy statement for a special meeting of stockholders of Desktop Metal at which the adoption of the Merger Agreement will be considered by Desktop Metal’s stockholders, and a prospectus of Stratasys under Section 5 of the Securities Act with respect to the Stratasys ordinary shares to be issued to Desktop Metal stockholders pursuant to the Agreement.

In order to supplement the information provided to Stratasys’ shareholders in advance of the vote to be held at the Meeting in respect of events that have transpired since the date of the proxy statement/prospectus, Stratasys is furnishing, as Exhibit 99.1 to this Form 6-K, a supplement to the proxy statement/prospectus (the “Supplement”). In addition to the foregoing supplemental information, the Supplement also reminds shareholders as to how to vote at the Meeting (including, to the extent applicable, whom shareholders can contact in order to change their vote in light of the disclosures added in the Supplement).

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-4 (File No. 333-272759).

Exhibit Index

Exhibit No.	Description
99.1	Supplement to the Joint Proxy Statement/Prospectus, dated August 28, 2023, for Stratasys’ Extraordinary General Meeting of Shareholders to be held on September 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 19, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

Exhibit 99.1

SUPPLEMENT TO THE JOINT PROXY STATEMENT/ PROSPECTUS

This document serves as a supplement (the “Supplement”) to the joint proxy statement/prospectus (as supplemented from time to time, the “Joint Proxy Statement/Prospectus”) filed by Stratasys Ltd., an Israeli company (“Stratasys,” “we” or “our”), with the Securities and Exchange Commission (“SEC”) on August 28, 2023 for Stratasys’ Extraordinary General Meeting of Shareholders to be held on September 28, 2023 (the “Stratasys EGM”).

All page references in the information below are to the pages in the Joint Proxy Statement/Prospectus and, unless the context otherwise requires, all capitalized terms used but not defined below have the meanings ascribed to them in the Joint Proxy Statement/Prospectus. This Supplement is being furnished by Stratasys to the SEC to supplement certain information contained in the Joint Proxy Statement/Prospectus and should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. Except as otherwise set forth below, the information set forth in the Joint Proxy Statement/Prospectus remains unchanged. The Stratasys board of directors unanimously recommends that shareholders vote “FOR” the proposals set forth in the Joint Proxy Statement/Prospectus. If you have not already submitted a proxy or voting instructions for use at the Stratasys EGM since the distribution of the Joint Proxy Statement/Prospectus, you are urged to do so promptly.

The publication of this Supplement does not affect the validity of any proxy card or voting instructions that Stratasys shareholders may have previously received or delivered. If a shareholder has already submitted a proxy or voting instructions, he, she or it will be considered to have voted as specified in that proxy or voting instructions and does not need to take any action, unless he, she or it wishes to revoke his, her or its proxy or change his, her or its voting instructions.

If you have any questions concerning this Supplement, the Joint Proxy Statement/Prospectus or the Stratasys EGM or need help voting your Stratasys ordinary shares, you may contact our proxy solicitor, Morrow Sodali LLC, at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States), or email Morrow Sodali at: SSYS@info.morrowsodali.com.

SUPPLEMENTAL DISCLOSURES TO THE JOINT PROXY STATEMENT/PROSPECTUS

The Section titled “Questions and Answers” in the Joint Proxy Statement/Prospectus is hereby amended as follows:

The answer to the second question on page 9 “How do recent events, including the recently expired unsolicited partial tender offer by Nano Dimension and the proposals received by Stratasys from 3D Systems Corporation, impact my decision as to how to vote on the Stratasys proposals at the Stratasys EGM?” is hereby amended and restated in its entirety as follows:

A: Stratasys was recently the subject of an unsolicited partial tender offer by Nano to purchase Stratasys ordinary shares, which was launched on May 25, 2023 and expired on July 31, 2023, which is referred to as the Nano Tender Offer. Stratasys’ board of directors expressed its unanimous recommendation to Stratasys’ shareholders that the Nano Tender Offer was inadequate and substantially undervalued Stratasys. Given recent market volatility and given the potential for any party—including, but not limited to, Nano, which still holds approximately 14.1% of the outstanding Stratasys ordinary shares as of the date of this joint proxy statement/prospectus—to employ coercive tactics similar to those recently employed by Nano, the extension of Stratasys’ shareholder rights plan pursuant to the Stratasys rights plan extension proposal is intended to provide the Stratasys board of directors the ability to protect Stratasys shareholders from such coercive attempts to acquire control of Stratasys. Nano or another third party could launch an additional hostile partial tender offer similar to the Nano Tender Offer, which, like the Nano Tender Offer, could be a partial tender offer and/or may be inadequate and substantially undervalue Stratasys. Any such partial tender offer, if successful, could enable Nano or such other third party to purchase the shares held by the remaining shareholders at a significant discount to the price offered in such partial tender offer, resulting in substantially reduced liquidity for such remaining shareholders.

While Nano has made public statements suggesting it may divest itself of its investment in Stratasys, in the past, Nano claimed that it was not bound by its public statements regarding its withdrawal of its nominees for the Stratasys board, and it could once again seek to gain control of Stratasys in a coercive manner to the detriment of Stratasys’ public shareholders. Such a strategy could also be employed by an unrelated third party. In order to enable the Stratasys board of directors to protect shareholders from such tactics (even after consummation of the Merger), the Stratasys board of directors encourages Stratasys shareholders to approve the Stratasys rights plan extension proposal under which the plan would be extended to the one-year anniversary of its original termination date, i.e., until July 24, 2024.

Stratasys has also received multiple unsolicited proposals from 3D Systems Corporation, or 3D Systems, to acquire Stratasys. Stratasys’ board of directors initially determined that 3D Systems’ July 13, 2023 revised proposal (proposing to acquire Stratasys for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share) would reasonably be expected to result in a “Superior Proposal” pursuant to the terms of the Merger Agreement. Following an extensive due diligence process, Stratasys communicated its concerns regarding the 3D Systems’ proposal to 3D Systems and indicated that the proposal was not itself a transaction which Stratasys would be prepared to enter into. These concerns related to the amount and form of consideration proposed by 3D Systems (including in light of the significant decline in the stock price of 3D Systems), closing certainty of the proposed transaction and management of the combined company. 3D Systems revised its proposal on September 6, 2023, offering $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. After consultation with its outside financial and legal advisors, the Stratasys board of directors unanimously determined that the September 6 proposal continued to significantly undervalue Stratasys and did not constitute a “Superior Proposal” pursuant to the terms of the Merger Agreement, and accordingly terminated discussions with 3D Systems. Stratasys provided additional detail regarding the reasons for the Stratasys board of directors’ determination in a press release issued by Stratasys on September 12, 2023, including concerns regarding 3D Systems’ growth prospects, structural challenges in 3D Systems’ portfolio, a lack of support for 3D Systems’ cost synergy claims, regulatory consummation risks and concerns regarding the ability of 3D Systems’ management team to run a combined company.

The Stratasys board has not changed its unanimous approval, recommendation and declaration of advisability of the Merger with Desktop Metal. The Stratasys board of directors strongly encourages you to vote in favor of the Stratasys Merger-related proposal at the Stratasys EGM, and to thereby enable the value-adding Merger with Desktop Metal.

The last paragraph of the disclosure in the Joint Proxy Statement/Prospectus in the section “The Merger—Background of the Merger” beginning on page 90 is hereby replaced with the following paragraphs:

On August 22, 2023, representatives of management and the board of directors of Stratasys and 3D Systems met, and the Stratasys representatives provided feedback in regards to the latest 3D Systems proposal, including in regards to the results of the due diligence review of 3D Systems undertaken by Stratasys. The Stratasys representatives conveyed to the 3D Systems representatives particular areas of concern with respect to the proposed transaction and combined company, based on the results of the due diligence review undertaken by Stratasys, following the execution of the Stratasys-3D Systems NDA. These concerns related to the amount and form of consideration proposed by 3D Systems (including in light of the significant decline in the stock price of 3D Systems), closing certainty of the proposed transaction and management of the combined company. Based on these factors and on Stratasys’ evaluation of the latest 3D Systems proposal and a possible transaction with 3D Systems, representatives of Stratasys conveyed to the 3D Systems representatives that the latest 3D Systems proposal was not itself a transaction which Stratasys would be prepared to enter into.

On September 6, 2023, Stratasys received a revised proposal from 3D Systems, pursuant to which 3D Systems would acquire Stratasys for $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share, including proposed forms of a merger agreement (the “3D Revised Merger Agreement”) and 3D Systems’ disclosure schedules to the 3D Revised Merger Agreement. Under the revised proposal, Stratasys shareholders would own approximately 46% of the combined company. Among other terms, the 3D Revised Merger Agreement contemplated a termination fee payable by 3D Systems in the event that the transaction was terminated due to a failure to obtain antitrust approval, and a $10 million cash retention pool to be allocated among employees of Stratasys and 3D Systems on an inverse pro rata basis relative to projected pro forma ownership. The Revised 3D Merger Agreement otherwise did not contain significant changes from the merger agreement received by Stratasys on July 13, 2023.

On September 10, 2023, the Stratasys board of directors held a meeting with certain members of Stratasys’ management team and advisors, including representatives of J.P. Morgan, Meitar, Wachtell Lipton and Joele Frank, to discuss and evaluate the revised 3D Systems proposal. At the meeting, representatives of J.P. Morgan described their financial analysis with respect to the proposal. The Stratasys board discussed and considered J.P. Morgan’s financial analysis with respect to the proposal, as well as the transactions contemplated by the Revised 3D Merger Agreement and Stratasys’ other prospects, including the pending transaction with Desktop Metal, and unanimously determined that the revised 3D Systems proposal continued to significantly undervalue Stratasys and did not constitute a “Superior Proposal” pursuant to the terms of the Merger Agreement, and accordingly instructed Stratasys management to terminate discussions with 3D Systems.

On September 12, 2023, Stratasys issued a press release confirming receipt of 3D Systems’ revised proposal and announcing the Stratasys board’s determination that it did not constitute a “Superior Proposal” under the terms of the Merger Agreement and that accordingly Stratasys had terminated discussions with 3D Systems. In the press release, Stratasys provided additional detail regarding the reasons for the Stratasys board of directors’ determination, including its concerns regarding 3D Systems’ growth prospects, structural challenges in 3D Systems’ portfolio, a lack of support for 3D Systems’ cost synergy claims, regulatory consummation risks and concerns regarding the ability of 3D Systems’ management team to run a combined company.

On September 13, 2023, Stratasys received a merger agreement from 3D Systems that was substantially similar to the Revised 3D Merger Agreement, which 3D Systems included as an exhibit to its Current Report on Form 8-K filed on the same day. 3D Systems issued a press release shortly thereafter announcing its delivery of the merger agreement. The press release contained several mischaracterizations of the Stratasys board of directors and its extensive engagement with 3D Systems over the preceding two months.

On September 14, 2023, Stratasys issued a press release reiterating the Stratasys board’s determination regarding 3D Systems’ revised proposal, which was unchanged since September 6, 2023, and correcting the mischaracterizations contained in 3D Systems’ press release.

Also on September 14, 2023, Stratasys released an investor presentation highlighting the significant issues raised by 3D Systems’ proposed transaction.

The Stratasys board reaffirms its unanimous approval, recommendation and declaration of advisability of the Merger with Desktop Metal. The Stratasys board of directors strongly encourages you to vote in favor of the Stratasys Merger-related proposal at the Stratasys EGM, and to thereby enable the value-adding Merger with Desktop Metal.

—END OF SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT/PROSPECTUS—

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 (SEC File No. 333-272759) that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys and Desktop Metal filed the definitive joint proxy statement/prospectus with the SEC on August 28, 2023. The definitive joint proxy statement/prospectus was mailed to shareholders of Stratasys and stockholders of Desktop Metal on or around August 28, 2023. This Supplement merely supplements and is not a substitute for the definitive joint proxy statement/prospectus or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH, OR FURNISHED TO, THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Stratasys are available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus, as supplemented hereby, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

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